UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-34846

RealPage, Inc.

(Exact name of registrant as specified in its charter)

2201 Lakeside Boulevard

Richardson, Texas 75082-4305

(972) 820-3000

(Address, including zip code, and number, including area code, of registrant’s principal executive offices)

David G. Monk, Esq.

Executive Vice President, Chief Legal Officer and Corporate Secretary

RealPage, Inc.

2201 Lakeside Boulevard

Richardson, Texas 75082-4305

(972) 820-3000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Bradley Reed, P.C.

Kirkland & Ellis LLP

300 North LaSalle

Chicago, Illinois 60654

(312) 862-2000

Common Stock, par value $0.001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, RealPage, Inc. has caused this certification and notice to be signed on its behalf by the undersigned duly authorized person.

Date:	May 3, 2021	By:	/s/ David G. Monk
		Name:	David G. Monk
		Title:	Executive Vice President, Chief Legal Officer and Corporate Secretary